UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 9)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

(Name of the Issuer)

China Biologic Products Holdings, Inc.

CBPO Holdings Limited

CBPO Group Limited

Beachhead Holdings Limited

Double Double Holdings Limited

Point Forward Holdings Limited

Centurium Capital Partners 2018, L.P.

Centurium Capital 2018 Co-invest, L.P.

CCM CB I, L.P.

2019B Cayman Limited

CITIC Capital China Partners IV, L.P.

CC China (2019B) L.P.

Parfield International Ltd.

Amplewood Resources Ltd.

Marc Chan

HH Biologics Holdings Limited

HH China Bio Holdings LLC

Biomedical Treasure Limited

Biomedical Future Limited

Biomedical Development Limited

TB MGMT Holding Company Limited

TB Executives Unity Holding Limited

TB Innovation Holding Limited

Joseph Chow

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

China Biologic Products Holdings, Inc. 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, 100125 People’s Republic of China Tel: 86-10-6598-3111	CBPO Holdings Limited CBPO Group Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands c/o Suite 1008, Two Pacific Place 88 Queensway, Admiralty Hong Kong Tel: +852 3643 0755

Andrew Chan Centurium Capital Management Ltd. Suite 1008, Two Pacific Place 88 Queensway, Admiralty Hong Kong +852 3643 0755	Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong +852 3710 6889

Parfield International Ltd. Unit No. 21E, 21st Floor, United Centre 95 Queensway, Admiralty Hong Kong +852 2122 8902	Richard A. Hornung Hillhouse Capital Advisors, Ltd. 20 Genesis Close George Town, Grand Cayman KY1-1103 Cayman Islands + 345 749 8643	Joseph Chow 18th Floor, Jialong International Building, 19 Chaoyang Park Road Chaoyang District, Beijing 100125 People’s Republic of China +86 (10) 6598-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: (+86) 10 8567 5000

Sarkis Jebejian, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 212 446 4800

Gary Li, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower, The
Landmark

15 Queen’s Road Central, Hong Kong

+852 3761 3300

Frank Sun, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912 2512
Christopher H. Cunningham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 Phone: +1 (206) 370 7639	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9000	Yang Cha, Esq. 18th Floor, Jialong International Building, 19 Chaoyang Park Road Chaoyang District, Beijing 100125 People’s Republic of China +86 (10) 6598 3035

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$2,575,765,860	US$286,377.12

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation is calculated based on (i) the purchase by Beachhead Holdings Limited (“Beachhead”) from PW Medtech Group Limited (“PWM”) of 1,000,000 ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share”) of China Biologic Products Holdings, Inc. at US$120.00 per Ordinary Share, (ii) the purchase by Beachhead from Parfield International Ltd. (“Parfield”) and/or Amplewood Resources Ltd. of 700,000 Ordinary Shares at US$120.00 per Ordinary Shares, (iii) the purchase by 2019B Cayman Limited (“2019B Cayman”) from Double Double Holdings Limited (“Double Double”) of 266,533 Ordinary Shares at US$120.00 per Ordinary Share, (iv) the purchase by HH Biologics Holdings Limited from Double Double of 210,876 Ordinary Shares at US$120.00 per Ordinary Share, (v) the purchase by V-Sciences Investments Pte Ltd from Double Double of 250,000 Ordinary Shares at US$120.00 per Ordinary Share, (vi) the purchase by Biomedical Treasure Limited from PWM of 3,750,000 Ordinary Shares at US$120.00 per Ordinary Share, (vii) the purchase by Biomedical Future Limited from PWM of 660,833 Ordinary Shares at US$120.00 per Ordinary Share, (viii) the purchase by 2019B Cayman from PWM of 910,167 Ordinary Shares at US$120.00 per Ordinary Share, (ix) the purchase by Biomedical Development Limited from Double Double of 775,000 Ordinary Shares at US$120.00 per Ordinary Share, (x) the purchase by 2019B Cayman from Parfield of 300,000 Ordinary Shares at US$120.00 per Ordinary Share, and (xi) the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$120.00 for the 12,224,002 issued and outstanding Ordinary Shares subject to the proposed merger of CBPO Group Limited with and into the issuer, plus (b) the product of 30,000 Ordinary Shares underlying outstanding options multiplied by US$110.61 per share (which is the difference between the US$120.00 per share merger consideration and the weighted average exercise price of US$9.39 per share for the options), plus (c) the product of 132,459 Ordinary Shares underlying the restricted share awards multiplied by US$120.00 per share, plus (d) the product of 257,193 Ordinary Shares underlying the restricted share units multiplied by US$120.00 per share.

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Years 2020 and 2021, was calculated by multiplying the applicable portions of the Transaction Valuation by 0.0001298 and 0.0001091, respectively.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$286,377.12	Filing Party: Centurium Capital Partners 2018, L.P.
Form or Registration No.: Schedule 13E-3	Date Filed: February 14, 2020, November 10, 2020 and December 18, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

Table of Contents

Item 15	Additional Information	2

Item 16	Exhibits	3

INTRODUCTION

This Amendment No. 9 to Rule 13e-3 transaction statement on Schedule 13E-3 (“this Final Amendment”), together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Biologic Products Holdings, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Beachhead”); (e) Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”); (f) Point Forward Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Point Forward”); (g) Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCP 2018”); (h) Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCCI 2018”); (i) CCM CB I, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCM CB I” and, together with Beachhead, Double Double, Point Forward, CCP 2018 and CCCI 2018, the “Centurium Filing Persons”); (j) 2019B Cayman Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“2019B Cayman”); (k) CITIC Capital China Partners IV, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCCP IV”); (l) CC China (2019B) L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“CCC Co-Investment” and, together with 2019B Cayman and CCCP IV, the “CITIC Filing Persons”); (m) Parfield International Ltd., a British Virgin Islands company (“Parfield”); (n) Amplewood Resources Ltd., a British Virgin Islands company (“Amplewood”); (o) Marc Chan, a Canadian citizen (together with Parfield and Amplewood, the “Parfield Filing Persons”); (p) HH China Bio Holdings LLC, a Cayman Islands limited liability company (“HH China Bio Holdings”); (q) HH Biologics Limited (formerly known as HH SUM-XXII Holdings Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HH Sum” and, together with HH China Bio Holdings, the “Hillhouse Filing Persons”); (r) Biomedical Treasure Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Treasure”); (s) Biomedical Future Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Future”); (t) Biomedical Development Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Development”); (u) TB MGMT Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“TB MGMT”); (v) TB Executives Unity Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“TB Executives”); (w) TB Innovation Holding Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“TB Innovation”); and (x) Mr. Joseph Chow, a citizen of the United States of America, the chairman of the board of directors and the chief executive officer of the Company (“Mr. Chow” and, together with Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation, collectively, the “Management Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule 13E-3.

All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the proxy statement attached as exhibit (a)-(1) to the Schedule 13E-3.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On April 20, 2020, the Company and Merger Sub filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 20, 2020, pursuant to which the merger became effective on April 20, 2020. As a result of the merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the merger was cancelled and ceased to exist in exchange for the right to receive US$120.00 per share in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by the Company as treasury shares or by any direct or indirect subsidiary of the Company, which were cancelled and ceased to exist without consideration, (b) Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent (including Ordinary Shares deemed contributed by the Rollover Securityholders to Parent immediately prior to or at the effective time of the merger pursuant to the Support Agreement), which were cancelled and ceased to exist without consideration, (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Cayman Islands Companies Act, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Ordinary Shares determined in accordance with Section 238 of the Cayman Islands Companies Act, and (d) Ordinary Shares owned by holders who had previously validly exercised their rights to dissent from the merger pursuant to Section 238 of the Cayman Islands Companies Act and thereafter have effectively withdrawn such rights to dissent pursuant to agreements entered into between such holders and the Company prior to the effective time of the merger, which were cancelled and ceased to exist in exchange for the right to receive such amounts as specified in such agreements.

In addition, at the effective time of the merger, the Company terminated the Company Share Plans and all relevant award agreements entered into under the Company Share Plans, and (a) each Company Option issued by the Company pursuant to any Company Share Plan, whether vested or unvested, that was outstanding, unexercised and not yet expired as of immediately prior to the effective time of the merger was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of US$120.00 over the applicable per share exercise price of such Company Option and (ii) the number of Ordinary Shares underlying such Company Option; (b) each Company Restricted Share Award issued by the Company pursuant to any Company Share Plan, whether vested or unvested, that was outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of US$120.00 and the number of Ordinary Shares underlying such Company Restricted Share Award, except that certain Company Restricted Share Awards held by Guangli Pang, Ming Yang, Gang Yang and Bingbing Sun were contributed to Parent in exchange for shares of Parent; (c) each Company RSU Award issued by the Company pursuant to any Company Share Plan that was granted by the Company prior to January 1, 2020 and the Company RSU Awards granted to Yue’e Zhang, Sean Shao, Yungang Lu and Qi Ning on or after January 1, 2020, whether vested or unvested, that was outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of US$120.00 and the number of Ordinary Shares underlying such Company RSU Award, except that the Company RSU Awards granted to Mr. Chow prior to January 1, 2020 were accelerated immediately prior to the closing of the merger and a portion thereof were settled in Ordinary Shares and contributed to Parent in exchange for shares of Parent; (d) each unvested Company RSU Award granted on or after January 1, 2020 (other than the Company RSU Awards granted to Yue’e Zhang, Sean Shao, Yungang Lu and Qi Ning) that was outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive an equity-based award to be granted by an exempted company incorporated in the Cayman Islands with limited liability which is one of the direct shareholders of Parent immediately after the closing of the merger, having a substantially equivalent economic value of such Company RSU Award and subject to the same vesting terms and other conditions applicable to such corresponding Company RSU Award, except that the Company RSU Awards granted to Mr. Chow on or after January 1, 2020 were accelerated immediately prior to the closing of the merger and a portion thereof were settled in Ordinary Shares and contributed to Parent in exchange for shares of Parent; and (e) each vested Company RSU Award granted on or after January 1, 2020 (other than the Company RSU Awards granted to Mr. Chow) was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of US$120.00 and the number of Ordinary Shares underlying such Company RSU Award.

As a result of the merger, the Ordinary Shares will no longer be listed on any securities exchange or quotation system, including the Nasdaq, and the Company will cease to be a publicly traded company. The Company has requested Nasdaq to file an application on Form 25 with the SEC notifying the SEC of the delisting of the Ordinary Shares on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company dated January 25, 2021.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated November 19, 2020, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 19, 2020.

(a)-(5)	Press Release issued by the Company, dated January 25, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 25, 2021.

(a)-(6)	Press Release issued by the Company, dated March 1, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 1, 2021.

(a)-7)	Press Release issued by the Company, dated April 20, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 20, 2021.

(b)-(1)*†	Margin Loan Facility Agreement, dated as of February 14, 2020, by and between Beachhead and Ping An Bank Co., Ltd. (平安银行股份有限公司), incorporated herein by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(b)-(2)*††	Revolving Facilities Agreement, dated January 16, 2020 by and between CITIC Capital China Partners IV, L.P. as borrower, CCP IV GP Ltd. as general partner and Société Générale, as original lender, incorporated herein by reference to Exhibit 5 to Amendment No. 6 to Schedule 13D filed by the CITIC Filing Persons and other reporting persons therein with the SEC on April 8, 2020.

(b)-(3)*††	On Demand Credit Facility Agreement dated July 28, 2020 between Parfield and JP Morgan Chase Bank N.A. Singapore Branch.

(b)-(4)*	Debt Commitment Letter, dated November 13, 2020, by and among Merger Sub, Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 5 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(5)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by CC China (2019B) L.P., incorporated herein by reference to Exhibit 16 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(b)-(6)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(7)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated November 19, 2020, incorporated herein by reference to Annex C to the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated November 19, 2020.

(d)-(1)*	Proposal from Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences, dated September 18, 2019.

(d)-(2)*	Consortium Agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(3)*	Amendment No. 1 to Consortium Agreement, dated as of January 23, 2020, by and among Beachhead, Double Double, Point Forward, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(4)*	Share Purchase Agreement, dated as of September 18, 2019, by and between PWM and Beachhead.

(d)-(5)*	Share Purchase Agreement, dated as of September 18, 2019, by and among Parfield, Amplewood and Beachhead.

(d)-(6)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and 2019B Cayman.

(d)-(7)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and HH Sum.

(d)-(8)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and V-Sciences.

(d)-(9)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(10)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and among Parfield, Amplewood and Beachhead, incorporated herein by reference to Exhibit 3 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(11)*	Amendment No. 2 to Share Purchase Agreement, dated as of May 5, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 1 to Amendment No. 12 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on May 7, 2020.

(d)-(12)*	Deed of Adherence, dated as of September 16, 2020, by Mr. Chow. incorporated herein by reference to Exhibit 2 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(13)*	Exclusivity Extension Letter, dated as of September 16, 2020, by and among Beachhead, Double Double, Point Forward, Mr. Chow, PWM, Parfield, CCCP IV, HH Sum and V-Sciences, incorporated herein by reference to Exhibit 1 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(14)*	Deed of Adherence, dated as of October 26, 2020, by Biomedical Treasure, Biomedical Future and Biomedical Development, incorporated herein by reference to Exhibit 1 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(15)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 17 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(16)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Future, incorporated herein by reference to Exhibit 19 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(17)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 18 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(18)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 26 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(19)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Future, incorporated herein by reference to Exhibit 28 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(20)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreements, dated as of October 26, 2020, between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 27 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(21)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the Merger, incorporated herein by reference to Exhibit 29 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(22)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Treasure and certain other party, incorporated herein by reference to Exhibit 22 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(23)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Future and certain other party, incorporated herein by reference to Exhibit 24 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(24)*	Letter Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 23 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(25)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Treasure in relation to PWM IRA, incorporated herein by reference to Exhibit 20 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(26)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Future in relation to the PWM IRA, incorporated herein by reference to Exhibit 21 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(27)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Double Double and Biomedical Development, incorporated herein by reference to Exhibit 2 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(28)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 9 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(29)*	Letter Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 10 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(30)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Double Double, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(31)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Point Forward, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(32)*	Amendment No. 2 to Share Purchase Agreement, dated as of October 26, 2020, by and among Parfield, Amplewood and Point Forward incorporated herein by reference to Exhibit 4 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(33)*	Lachesis Letter Agreement, dated as of September 23, 2020, by and between CC (2019B) GP Ltd and Lachesis Biologics Limited.

(d)-(34)	Agreement and Plan of Merger, dated November 19, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(35)*	Voting and Support Agreement, dated November 19, 2020, by and among Parent, the Rollover Securityholders, TB MGMT, TB Executives and TB Innovation, incorporated herein by reference to Exhibit 2 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(36)*	Amended and Restated Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium, incorporated herein by reference to Exhibit 3 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(37)*	PWM Merger Voting Undertaking, dated November 19, 2020, from PWM to Parent, incorporated herein by reference to Exhibit 33 to Amendment No. 10 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on November 20, 2020.

(d)-(38)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCP 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(39)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCI 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(40)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCM CB I, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(41)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCP IV, incorporated herein by reference to Exhibit 14 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(42)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCC Co-Investment, incorporated herein by reference to Exhibit 15 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(43)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Marc Chan, incorporated herein by reference to Exhibit 99.5 to Amendment No. 6 to Schedule 13D filed by Parfield Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(44)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Hillhouse Capital Investments Fund IV, L.P., incorporated herein by reference to Exhibit 14 to Amendment No. 5 to Schedule 13D filed by Hillhouse Filing Persons and other reporting persons therein with the SEC on November 23, 2020.

(d)-(45)*	Limited Guarantee, dated November 19, 2020, issued and delivered by V-Sciences, incorporated herein by reference to Exhibit 5 to Amendment No. 3 to Schedule 13D filed by V-Sciences and other reporting persons therein with the SEC on November 23, 2020.

(d)-(46)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(47)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(48)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Development, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the proxy statement.

(g)	Not applicable.

† Confidential treatment has been granted with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

†† Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2021

China Biologic Products Holdings, Inc.

By:	/s/ Sean Shao
	Name:	Sean Shao
	Title:	Chairman of the Special Committee

CBPO Holdings Limited

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

CBPO Group Limited

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Beachhead Holdings Limited

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Double Double Holdings Limited

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Point Forward Holdings Limited

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Centurium Capital Partners 2018, L.P.
By: Centurium Capital Partners 2018 GP Ltd., its general partner

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Centurium Capital 2018 Co-invest, L.P.
By: Centurium Capital 2018 SLP-B Ltd., its general partner

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

CCM CB I, L.P.
By: CCM CB I Limited, its general partner

By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

2019B Cayman Limited

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.
By: CCP IV GP Ltd., its general partner

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CC China (2019B) L.P.
By: CC (2019B) GP Ltd, its general partner

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

Parfield International Ltd.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

Amplewood Resources Ltd.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

Marc Chan

/s/ Marc Chan

HH China Bio Holdings LLC

By:	/s/ Colm O’Connell
	Name:	Colm O’Connell
	Title:	Authorized Signatory

HH Biologics Holdings Limited

By:	/s/ Colm O’Connell
	Name:	Colm O’Connell
	Title:	Authorized Signatory

Joseph Chow

/s/ Joseph Chow

Biomedical Treasure Limited

By:	/s/ Joseph Chow
	Name:	Joseph Chow
	Title:	Director

Biomedical Future Limited

By:	/s/ Joseph Chow
	Name:	Joseph Chow
	Title:	Director

Biomedical Development Limited

By:	/s/ Joseph Chow
	Name:	Joseph Chow
	Title:	Director

TB MGMT Holding Company Limited

By:	/s/ Joseph Chow
	Name:	Joseph Chow
	Title:	Director

TB Executives Unity Holding Limited

By:	/s/ Joseph Chow
	Name:	Joseph Chow
	Title:	Director

TB Innovation Holding Limited

By:	/s/ Joseph Chow
	Name:	Joseph Chow
	Title:	Director